Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

MO'Hare@stradley.com

215.564.8198

September 28, 2011

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (the “Trust”)
(File Nos. 333-96461 and 811-09813)
Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 31/32 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on July 15, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the Scout Unconstrained Bond Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  In light of the recent letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal strategies” section of the fund summary for the Fund: (i) confirm that each specific type of derivative in which the Fund may invest as a principal strategy is listed; (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies; and (iii) confirm that appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.

Response:  The list of derivatives in the fund summary for the Fund is a complete list of the derivatives in which the Fund invests as a principal strategy.  The fund summary explains how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.  In addition, appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.  Trust management believes that the disclosure is appropriate and is consistent with the requirements of the ICI Letter.

2.  Comment:  Please consider adding risk disclosure regarding the recent market volatility, the subprime mortgage crisis, the U.S. debt crisis and/or European (PIIGS) sovereign debt issues.

Response:  In response to your comment, the “Market Risks” paragraph in the “Main Risks” section of the fund summary in the Prospectus has been revised as follows (underlined portion is responsive to your comment):

The Fund’s investments are subject to market risk, which may cause the value of the Fund’s investments to decline, sometimes rapidly or unpredictably, due to factors affecting securities markets generally, particular geographic regions or particular industries.  If the value of the Fund’s investments goes down, the share price of the Fund will go down, and you may lose money. U.S. and international markets have experienced extreme volatility, reduced liquidity, credit downgrades, increased likelihood of default and valuation difficulties in recent years.

3.  Comment:  With respect to the Fund’s use of the term “unconstrained” in its name, please confirm that the use of the term “unconstrained” is appropriate and not misleading.

Response:  Trust management does not believe that the use of the term “unconstrained” in the Fund’s name raises any issues under Section 35(d) as the term “unconstrained” is widely accepted and commonly understood to indicate that the Fund may invest in fixed income obligations of varying maturities.  In other words, there is no limitation on the maturity of the instruments the Fund can hold.  Trust management is aware of the Section 35(d) requirement that a fund’s name not be misleading and believes that the disclosure is appropriate.  Trust management will remain cognizant of this requirement moving forward.

4.  Comment:  The “Principal Investment Strategies” section in the Prospectus fund summary provides the following, in pertinent part:

The Fund may invest without limitation in non-investment grade securities.

…

The Fund may invest without limitation in derivative instruments, such as options, futures contracts, currency forwards or swap agreements subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information (“SAI”).

Please confirm that appropriate risk disclosure is included in the Prospectus regarding the Fund’s ability to invest without limitation in non-investment grade securities and derivatives.

Response:  The “Derivative Risks” paragraph in the “Main Risks” section of the Prospectus has been revised as follows (underlined portion is responsive to your comment):

Derivatives, such as options, futures contracts, currency forwards or swap agreements, may involve greater risks than if the Fund invested in the reference obligation directly.  These instruments are subject to general market risks, liquidity risks, interest rate risks, credit risks and management risks.  Derivatives also involve an increased risk of mispricing or improper valuation and may result in a loss of value to the Fund.  The derivatives market may be subject to additional regulations in the future.

In addition, the “High Yield Security Risk” paragraph in the “Main Risks” section of the Prospectus has been revised as follows (underlined portion is responsive to your comment):

High yield securities involve greater risk than investment grade securities, including the possibility of default or bankruptcy.  They tend to be more sensitive to economic conditions than higher-rated debt securities and, as a result, are generally more sensitive to credit risk than securities in the higher-rated categories.  Periods of economic uncertainty generally result in increased volatility in the market prices of these securities.

Trust management believes that the disclosure, as revised, adequately describes the risks associated with the Fund’s investments in non-investment grade securities and derivatives.

5.  Comment:  Please be advised that the Trust may remove the “Maximum Sales Charge (Load) Imposed on Purchases,” “Maximum Deferred Sales Charge (Load),” “Maximum Sales Charge (Load) Imposed on Reinvested Dividends,” “Redemption Fee,” and “Exchange Fee” line items from the “Shareholder Fees” table for the Fund since the Fund does not charge any such fees.

Response:  As is permitted by Form N-1A, Trust management intends to leave the line items referenced above in the Shareholder Fees table for the Fund in the Prospectus for consistency within the fund family and to make it clear that shareholders of this Fund are not subject to such fees.

6.  Comment:  Given the absence of an extra line item in the Annual Fund Operating Expenses table for Acquired Fund Fees and Expenses, please confirm that the Fund expects aggregate expenses attributable to acquired funds to not exceed 0.01 percent (one basis point) of average net assets of the acquiring fund.

Response:  The Fund does not expect its aggregate expenses attributable to acquired funds to exceed 0.01% of its average net assets.

7.  Comment:  Please be advised that references to “fee reduction” may be changed to “fee waiver” in the expense tables and corresponding footnotes to the expense tables.

Response:  All references in the Prospectus and SAI to “fee reduction” have been changed to “fee waiver.”  Please note that Trust management plans to make corresponding revisions to the Prospectus and SAI relating to the other series of the Trust in connection with the upcoming Annual Update.

8.  Comment:  The first sentence in footnote 2 to the “Annual Fund Operating Expenses” table in the Prospectus provides that “Scout Investments, Inc. (the “Advisor”) has entered into an agreement to reduce advisory fees and/or assume certain fund expenses through October 31, 2012 in order to limit the Total Annual Fund Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any acquired fund fees and expenses to no more than 0.99%.”  Please clarify what the term “non-routine expenses” means.

Response:  The first sentence in footnote 2 to the “Annual Fund Operating Expenses” table in the Prospectus has been revised as follows:

Scout Investments, Inc. (the “Advisor”) has entered into an agreement to waive advisory fees and/or assume certain fund expenses through October 31, 2012 in order to limit the Total Annual Fund Operating Expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, short sale dividend and interest expenses, and non-routine expenses) to no more than 0.99%.

“Non-routine expenses” are extraordinary expenses that do not regularly occur.  Trust management believes that the use of the term “non-routine expenses” is appropriate as it is consistent with industry practice and reflect the terms of the Fund’s Fee Waiver and Expense Assumption Agreement.  Therefore, the reference to the term “non-routine expenses” has not been changed.

9.  Comment:  The first sentence in the “Principal Investment Strategies” section of the Prospectus fund summary provides that “[t]he Fund pursues its objective by investing at least 80% of its assets in fixed income obligations of varying maturities, including bonds of varying maturity, mortgage- and asset-backed securities, and derivatives such as options, futures contracts, currency forwards or swap agreements.”  Please clarify whether “fixed income obligations” include preferred stock.

Response:  The Fund treats preferred stock as a “fixed income obligation.”  While the Fund has the ability to invest in preferred stock, the Fund does not currently intend to invest in such instruments as a principal investment strategy.  Therefore, disclosure regarding the Fund’s ability to invest in preferred stock has been included in the “Debt Obligations-General” paragraph in the “Investment Strategies” subsection of the “INVESTMENT POLICIES” section of the SAI.

10.  Comment:  Please disclose whether derivatives will be counted towards the Fund’s policy of investing at least 80% of its assets in the particular investment suggested by its name.

Response:  In response to your comment, the first sentence in the “Principal Investment Strategies” section of the Prospectus fund summary has been revised as follows (underlined portion is responsive to your comment):

The Fund pursues its objective by investing at least 80% of its assets in fixed income obligations of varying maturities, including bonds of varying maturity, mortgage- and asset-backed securities, and derivatives such as options, futures contracts, currency forwards or swap agreements that provide exposure to fixed income obligations.

11.  Comment:  Please clarify whether the Fund may invest in “junk” bonds.

Response:  The “Principal Investment Strategies” section of the Prospectus fund summary provides that the Fund may invest in “non-investment grade securities, also known as high yield securities.”  In response to your comment, the disclosure has been revised as follows (underlined portion is responsive to your comment):

The Fund may invest in both investment-grade securities and non-investment grade securities, also known as high yield securities or “junk” bonds.

12.  Comment:  Please consider moving the “High Yield Security Risk” paragraph up in the “Main Risks” section of the Prospectus.

Response:  In response to your comment, the “High Yield Security Risk” paragraph has been moved to after the “Credit Risks” paragraph in the “Main Risks” section of the Prospectus.

13.  Comment:  The fist sentence of the third paragraph of the “Principal Investment Strategies” section of the Prospectus fund summary provides the following:

The Fund may invest without limitation in derivative instruments, such as options, futures contracts, currency forwards or swap agreements subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information (“SAI”).

Please clarify what is meant by “subject to applicable law.”

Response:  The phrase “subject to applicable law” is meant to clarify that the Fund’s investment in derivatives will be in compliance with applicable laws and regulations.  Trust management believes that the disclosure cited above is appropriate and not misleading.

14.  Comment:  Please consider adding risk disclosure that certain derivative transactions could theoretically be subject to unlimited losses.

Response:  In response to your comment, the following sentence has been added to the “Leverage Risks Associated with Financial Instruments” paragraph in the “Principal Risk Factors” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus:

Certain types of leveraging transactions, such as short sales that are not “against the box,” could theoretically be subject to unlimited losses in cases where the Fund, for any reason, is unable to close out the transaction.

15.  Comment:  If certain transactions give rise to leverage, please consider adding disclosure to that effect.

Response:  In response to your comment, the first sentence of the “Leverage Risks Associated with Financial Instruments” paragraph in the “Main Risks” section of the Prospectus has been revised as follows (underlined portion is responsive to your comment):

The use of financial instruments to increase potential returns, including the use of buybacks; dollar rolls; when-issued, delayed delivery or forward commitment transactions; and derivatives used for investment (non-hedging) purposes, may cause the Fund to be more volatile than if it had not been leveraged.

In addition, the following sentences have been added to the “Leverage Risks Associated with Financial Instruments” paragraph in the “Principal Risk Factors” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus:

Certain transactions may give rise to a form of leverage. Such transactions may include, among others, the use of buybacks, dollar rolls and when-issued, delayed delivery or forward commitment transactions.

16.  Comment:  Please disclose the Fund’s maturity policy regarding the bonds in which it invests.

Response:  In general, the Fund does not have a maturity policy regarding the bonds in which it invests.  The Fund may invest in bonds of varying maturities.  Duration is a factor that the Fund considers when investing bonds, but there is no specific target.  The “Principal Investment Strategies” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus does specify that “[t]he portfolio duration of the Fund will normally not exceed 8 years but may be greater based on market conditions. The portfolio may also have a negative duration.”  Therefore, Trust management does not believe revisions to the disclosure in the Fund’s Prospectus are necessary.

17.  Comment:  The “Main Risks” section of the Prospectus includes “International Investing Risks.”  Please confirm that the “Principal Investment Strategies” section of the Prospectus fund summary provides that the Fund may invest in foreign securities.

Response:  In response to your comment, the following sentence has been added to the first paragraph of the “Principal Investment Strategies” section of the Prospectus fund summary:

The fixed income obligations in which the Fund may invest include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

Therefore, the pertinent revised disclosure in the “Principal Investment Strategies” section is as follows:

The fixed income obligations in which the Fund may invest include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. … The Fund may also invest without limitation in securities denominated in foreign currencies and in U.S. dollar denominated securities of foreign issuers.

18.  Comment:  The “Main Risks” section of the Prospectus includes “International Investing Risks,” which provides that “[t]he risks of investing in foreign securities may be increased if the investments are located in developing countries or emerging markets.”  Please confirm that the “Principal Investment Strategies” section of the Prospectus fund summary provides that the Fund’s investment in foreign securities may include investments in developing countries or emerging markets.

Response:  Appropriate disclosure regarding the Fund’s ability to invest in developing countries or emerging markets is included in the “Principal Investment Strategies” section of the Prospectus fund summary.  The “Principal Investment Strategies” section provides the following:

The Fund will invest no more than 50% of its net assets in investments in developing countries or emerging markets.

19.  Comment:  The “Main Risks” section of the Prospectus includes “Liquidity Risks.”  Please confirm that the “Principal Investment Strategies” section of the Prospectus fund summary contains disclosure that corresponds to this principal risk.

Response:  The “Liquidity Risks” paragraph explains that certain securities that the Fund invests in, such as high yield securities, foreign securities or derivatives, may be difficult or impossible to sell at the time and price that the Advisor would like to sell.  Appropriate disclosure is included in the “Principal Investment Strategies” section of the Prospectus fund summary regarding the Fund’s ability to use these investments.

20.  Comment:  Please clarify what the Fund’s expected portfolio turnover rate is.

Response:  In response to your comment, the following sentence has been added to the “Portfolio Turnover” section of the Prospectus fund summary:

The Fund’s annual turnover rate may exceed 100% and may vary greatly from year to year.

21.  Comment:  The “Leverage Risks Associated with Financial Instruments” paragraph in the “Main Risks” section of the Prospectus provides the following, in pertinent part:

The use of financial instruments to increase potential returns, including derivatives used for investment (non-hedging) purposes, may cause the Fund to be more volatile than if it had not been leveraged.

Please clarify what the term “financial instruments” means.

Response:  In response to your comment, as noted above, the sentence has been revised as follows (underlined portion is responsive to your comment):

The use of financial instruments to increase potential returns, including the use of buybacks; dollar rolls; when-issued, delayed delivery or forward commitment transactions; and derivatives used for investment (non-hedging) purposes, may cause the Fund to be more volatile than if it had not been leveraged.

22.  Comment:  Please consider adding risk disclosure regarding the possible default of issuers of high yield securities.

Response:  In response to your comment, the following sentence has been added to the “Non-Investment Grade Debt Securities (High Yield Securities)” paragraph in the “Principal Risk Factors” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus:

If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment.

23.  Comment:  The first sentence of the second paragraph of the “Principal Investment Strategies” section of the Prospectus fund summary provides that “[t]he Advisor attempts to maximize total return by pursuing relative value opportunities throughout all sectors of the fixed income market.”  Please clarify what is meant by “relative value opportunities.”

Response:  As noted in the “Principal Investment Strategies” section of the Prospectus fund summary, “[t]he Advisor’s strategy is to replace securities that it feels are approaching fair market value with those that, according to its analysis, are significantly undervalued.”  In other words, the Advisor pursues relative value opportunities by investing in securities it deems to be, based on its analysis, undervalued in the market.

24.  Comment:  The third paragraph of the “Principal Investment Strategies” section of the Prospectus fund summary provides that “The Fund may without limitation seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls).”  Please explain what buybacks and dollar rolls are.  Please also clarify whether the Fund may invest in repurchase agreements or reverse repurchase agreements.

Response:  In response to your comment, the disclosure cited above has been revised as follows:

The Fund may without limitation seek to obtain market exposure to the securities in which it primarily invests by entering into buybacks or dollar rolls.

In addition, the following paragraph has been added to the “Principal Investment Strategies” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus:

Dollar Rolls and Buybacks.  The Fund may enter into dollar rolls and sale-buybacks, subject to the Fund’s limitations on borrowings. A dollar roll involves the sale of a security by the Fund and its agreement to repurchase a similar security (but not the same security) at a specified time and price.  Sale-buybacks are simultaneous purchase and sale transactions in which the counterparty who purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security.  Dollar rolls and buybacks may be considered borrowing for some purposes.  The Fund will segregate or “earmark” assets determined to be liquid by the Advisor in accordance with procedures established by the Board of Trustees to cover its obligations under dollar rolls.  The Fund’s obligations under a sale-buyback typically would be offset by liquid assets equal in value to the amount of the Fund’s forward commitment to repurchase the subject security.  Dollar rolls, sale-buybacks and other forms of borrowings may create leveraging risk for the Fund.

While the Fund has the ability to enter into repurchase agreements and reverse repurchase agreements, the Fund does not currently intend to invest in such instruments as a principal investment strategy.  Therefore, disclosure regarding the Fund’s ability to enter into repurchase agreements and reverse repurchase agreements has been included in the SAI.

25.  Comment:  The “Principal Investment Strategies” section in the Prospectus fund summary provides that “The Fund may invest a substantial portion of its assets (more than 25%) in one or more countries if economic and business conditions warrant such investment.”  If there is a current intention to maintain significant positions in a particular country, please consider naming that country.  Please also clarify how the Fund determines what country an instrument or security relates to.

Response:  In response to your comment, the first sentence of the fourth paragraph of the “Principal Investment Strategies” section of the Prospectus fund summary has been revised as follows (underlined portion is responsive to your comment):

The Fund may invest a substantial portion of its assets (more than 25%) in securities and instruments that are economically tied to one or more foreign countries if economic and business conditions warrant such investment.

26.  Comment:  The “Mortgage- and Other Asset-Backed Securities” paragraphs in the “Principal Investment Strategies” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus provide the following:

Asset-backed securities have structural characteristics similar to mortgage-backed securities. However, the underlying assets are not mortgage loans. Instead, they include assets such as motor vehicle installment sales contracts, installment loan contracts, home equity loans, leases of various types of property and receivables from credit card issuers or other revolving credit arrangements.

Please clarify what is meant by “leases of various types of property” and “other revolving credit arrangements.”

Response:  Generally, asset-backed securities are securities backed by pools of loans or other receivables.  Leases of various types of property could include such things as leases relating to agricultural, construction, or manufacturing equipment; manufactured housing; large appliances; and electronic equipment.  Revolving credit arrangements could include revolving lines of credit used to finance dealer inventories of items including, but not limited to, agricultural, construction, or manufacturing equipment; manufactured housing; large appliances; and electronic equipment.  Trust management believes that the use of the terms “leases of various types of property” and “other revolving credit arrangements” are appropriate and not misleading and, therefore, revisions to the disclosure in the Fund’s Prospectus are not necessary.

27.  Comment:  Please confirm that the Prospectus adequately explains what credit default swaps are.

Response:  The “Credit Default Swaps” paragraph in the “Principal Investment Strategies” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus adequately explains what credit default swap agreements are.  Therefore, Trust management does not believe revisions to the Fund’s disclosure are necessary.

28.  Comment:  Please confirm that the “Principal Investment Strategies” section in the Prospectus fund summary provides that the Fund may engage in short sales.  Please confirm that the costs to the Fund of engaging in short sales is reflected in the “Shareholder Fees” table in the Prospectus fund summary.  Please consider adding risk disclosure that short sales could theoretically be subject to unlimited losses.

Response:  The third paragraph of the “Principal Investment Strategies” section in the Prospectus fund summary provides that the Fund may engage in short sales.  In response to your comment, footnote 1 to the “Shareholder Fees” table in the Prospectus fund summary has been revised as follows (underlined portion is responsive to your comment):

“Other Expenses” are based on the estimated amounts for the initial fiscal year and include “short sale dividend and interest expenses,” which are estimated to be less than 0.01% of the average net assets of the Fund.

As discussed above, the following sentence has been added to the “Leverage Risks Associated with Financial Instruments” paragraph in the “Principal Risk Factors” subsection of the “ADDITIONAL INFORMATION ABOUT INVESTMENT OBJECTIVE, POLICIES AND PORTFOLIO HOLDINGS” section of the Prospectus:

Certain types of leveraging transactions, such as short sales that are not “against the box,” could theoretically be subject to unlimited losses in cases where the Fund, for any reason, is unable to close out the transaction.

29.  Comment:  Please clarify whether the Advisor’s expense limitation arrangement excludes the costs to the Fund of engaging in short sales.

Response:  The Advisor’s expense limitation arrangement excludes the costs to the Fund of engaging in short sales.  Accordingly, the first sentence of footnote 2 to the “Shareholder Fees” table in the Prospectus fund summary has been revised as follows (underlined portion is responsive to your comment):

Scout Investments, Inc. (the “Advisor”) has entered into an agreement to waive advisory fees and/or assume certain fund expenses through October 31, 2012 in order to limit the Total Annual Fund Operating Expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, short sale dividend and interest expenses, and non-routine expenses) to no more than 0.99%.

30.  Comment:  Please consider adding disclosure regarding the limitations imposed on the Fund by the U.S. Bank Holding Company Act of 1956, as amended (“BHCA”), by virtue of UMB Financial Corporation’s interest in the Fund.

Response:  The disclosure regarding the BHCA limitations has been removed from the Prospectus and SAI.

SAI Comments

1.  Comment:  Please clarify whether bank time deposits are considered to be illiquid investments.

Response:  Bank time deposits are not considered to be illiquid investments.

2.  Comment:  Please clarify whether the Fund retains voting rights with respect to securities it loans.

Response:  As discussed in the “Lending of Portfolio Securities” paragraph of the “Investment Strategies” subsection in the “INVESTMENT POLICIES” section of the SAI, the Fund will retain record ownership of loaned securities to exercise voting rights when retaining such rights is considered to be in the Fund’s interest.  In other words, if the matter involved would have a material effect on the Fund’s investment in the security, the Fund will recall the loaned security to permit the exercise of its voting rights.

3.  Comment:  Please clarify whether the Fund’s investment in reverse repurchase agreements is subject to the Fund’s fundamental investment restriction regarding borrowing.

Response:  The “Reverse Repurchase Agreements, Mortgage Dollar Rolls and Sale-Buybacks” paragraph of the “Investment Strategies” subsection in the “INVESTMENT POLICIES” section of the SAI provides the following:

Since the Fund receives cash upon entering into a reverse repurchase agreement, it may be considered a borrowing and therefore, subject to the Fund’s fundamental investment restrictions.

4.  Comment:  The Fund has a non-fundamental investment restriction that it will not invest in illiquid securities if, as a result of such investment, more than 15% of its net assets would be invested in illiquid securities, or such other amounts as may be permitted under the Investment Company Act of 1940, as amended.  Please clarify whether or not the Fund will take corrective action if the Fund’s investments in illiquid securities exceed this 15% limitation.

Response:  The “Illiquid Securities” paragraph of the “Investment Strategies” subsection in the “INVESTMENT POLICIES” section of the SAI provides the following:

If, through the appreciation of restricted securities or the depreciation of unrestricted securities, the Fund should be in a position where more than 15% of the value of its respective net assets are invested in illiquid securities, including restricted securities which are not readily marketable, the Fund will take such steps as is deemed advisable, if any, to protect liquidity.

5.  Comment:  Please confirm that the disclosure in the “Disclosure of Portfolio Holdings” section of the SAI complies with the requirements of Item 16(f) of Form N-1A.

Response:  Trust management can confirm that the disclosure complies with the disclosure requirements of Item 16(f) of Form N-1A.

6.  Comment:  The “GENERAL INFORMATION AND HISTORY” section of the SAI provides the following:

Shares will be maintained in open accounts on the books of the transfer agent, and certificates for shares will generally not be issued.

Please clarify whether or not share certificates will be issued.

Response:  Though the Trust does not presently issue share certificates to shareholders, the Trust’s governing documents give the Board the authority to do so and provide shareholders with the ability to request share certificates.  As such, the disclosure cited above is accurate and consistent with the Trust’s governing documents.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Connie Martin, Scout Funds
Scott Betz, Scout Funds
Kirstin Salzman, Husch Blackwell LLP
Benjamin Wiesenfeld, Scout Investments, Inc.
Jason Bartel, UMB Distribution Services, LLC